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                             November 29, 2021

       David Hytha
       Chief Financial Officer
       Crypto 1 Acquisition Corp
       1221 Brickell Avenue, Suite 900
       Miami, Florida 33131

                                                        Re: Crypto 1
Acquisition Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 15,
2021
                                                            File No. 333-261051

       Dear Mr. Hytha:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed November 15, 2021

       General

   1. We note your response to comment 1 and your representation that you will not pursue a target "incorporated or
organized in China or Hong Kong." Please revise to clarify if you intend to pursue a
target that has its principal business operations in China or Hong Kong.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 David Hytha
Crypto 1 Acquisition Corp
November 29, 2021
Page 2

       Please contact Shih-Kuei Chen at (202) 551-7664 or Erin Martin at (202) 551-3391 with any other questions.



                                                         Sincerely,
FirstName LastNameDavid Hytha
                                                         Division of
Corporation Finance
Comapany NameCrypto 1 Acquisition Corp
                                                         Office of Real Estate
& Construction
November 29, 2021 Page 2
cc:       Edward P. Bromley
FirstName LastName